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                             January 30, 2024

       Jitendra Mohan
       Chief Executive Officer
       Astera Labs, Inc.
       2901 Tasman Drive, Suite 205
       Santa Clara, CA 95054

                                                        Re: Astera Labs, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted January
16, 2024
                                                            CIK No. 001736297

       Dear Jitendra Mohan:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 9, 2024 letter.

       Amendment No. 2 to Draft Registration Statement

       General

   1. Please revise your registration statement to include the information required by Item 507 of Regulation S-K.
       Exhibits

   2.                                                   We note references to
lock-up and market standoff arrangements or agreements
                                                        throughout your
registration statement. If these will be stand-alone agreements, separate from your underwriting
agreement, please revise your exhibit index and file these as exhibits.
 Jitendra Mohan
Astera Labs, Inc.
January 30, 2024
Page 2

       Please contact Kevin Stertzel at 202-551-3723 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                        Sincerely,
FirstName LastNameJitendra Mohan
                                                        Division of Corporation
Finance
Comapany NameAstera Labs, Inc.
                                                        Office of Manufacturing
January 30, 2024 Page 2
cc:       Brad Weber
FirstName LastName